SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2009	Commission File Number: 1-8481
BCE Inc.
(Translation of registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.
Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
Date: May 13, 2009	By:	(signed) Alain F. Dussault
Alain F. Dussault
Corporate Secretary

Bell Canada 1 Carrefour Alexander-Graham-Bell Building A7 Verdun (Québec) H3E 3B3
Alain F. Dussault
Corporate Secretary – BCE & Bell
Telephone: 514 786-3891
Facsimile: 514 766-8161
alain.dussault@bell.ca

May 12, 2009	VIA SEDAR

TO:	British Columbia Securities Commission,
    Corporate Finance Department
Alberta Securities Commission
    Saskatchewan Financial Services Commission,
Securities Division
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland & Labrador

RE:	BCE Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”)

Following the 2009 annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on May 7, 2009 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the scrutineers’ report, shareholders were present at the meeting, in person or by proxy, representing 458,667,338 common shares or 58.66% of the 781,922,981 shares outstanding on the March 19, 2009 record date for the Meeting.
1. Election of Directors
A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholder meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%

Barry K. Allen	431,847,415	94.17%	26,713,942	5.83%
André Bérard	418,912,303	91.38%	39,525,819	8.62%
Ronald A. Brenneman	398,841,524	87.00%	59,575,502	13.00%
Robert E. Brown	419,702,014	91.59%	38,528,220	8.41%
George A. Cope	453,542,286	98.91%	5,017,763	1.09%
Anthony S. Fell	402,984,687	87.91%	55,431,583	12.09%
Donna Soble Kaufman	433,079,496	94.44%	25,481,554	5.56%
Brian M. Levitt	433,716,096	94.58%	24,846,599	5.42%
Edward C. Lumley	434,035,102	94.65%	24,529,009	5.35%
Thomas C. O’Neill	419,231,834	91.45%	39,209,476	8.55%
Paul M. Tellier	431,729,554	94.15%	26,834,518	5.85%
Paul Raymond Weiss	453,929,308	98.99%	4,635,169	1.01%
Victor L. Young	433,374,257	94.51%	25,188,689	5.49%

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2. Appointment of Auditor
A ballot was conducted with respect to the appointment of Deloitte & Touche LLP as the Corporation’s auditor. According to proxies received and ballots cast, Deloitte & Touche LLP was appointed the Corporation’s auditor with the following results:
Votes For : 455,670,091 (99.37%)
Votes Withheld : 2,868,837 (0.63%)
Total Votes Cast : 458,538,928
3. Shareholder Proposal No. 1
As no one was present at the Meeting to move the proposal, no vote was taken with respect to the shareholder proposal to cease and desist buying shares pursuant to the share buyback dated December 12, 2008. Nevertheless, in the spirit of full disclosure, it should be noted that 97.75% (representing 441,416,963 shares) of the votes cast by proxy prior to the commencement of the Meeting were directed to be voted AGAINST the proposal and 2.17% (representing 9,806,559  shares) of such votes were directed to be voted FOR the proposal. The total number of common shares directed to be voted as such was 451,223,522 shares.
4. Shareholder Proposal No. 2
As no one was present at the Meeting to move the proposal, no vote was taken with respect to the shareholder proposal to declare as a special dividend an amount equal to the dividend of the BCE common shares that would have been paid in July and October 2008. Nevertheless, in the spirit of full disclosure, it should be noted that 92.53% (representing 417,833,433 shares) of the votes cast by proxy prior to the commencement of the Meeting were directed to be voted AGAINST the proposal and 7.47% (representing 33,701,406  shares) of such votes were directed to be voted FOR the proposal. The total number of common shares directed to be voted as such was 451,534,839 shares.
5. Shareholder Proposal No. 3
As no one was present at the Meeting to move the proposal, no vote was taken with respect to the shareholder proposal to the missed dividend payments to shareholders for the periods of July 15, 2008 and October 15, 2008. Nevertheless, in the spirit of full disclosure, it should be noted that 93.62% (representing 422,787,984 shares) of the votes cast by proxy prior to the commencement of the Meeting were directed to be voted AGAINST the proposal and 6.38% (representing 28,774,168 shares) of such votes were directed to be voted FOR the proposal. The total number of common shares directed to be voted as such was 451,562,152 shares.

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6. Shareholder Proposal No. 4
As no one was present at the Meeting to move the proposal, no vote was taken with respect to cut board of directors, President and CEO, and top management salaries, bonuses, stock option benefits, other benefits and perks by 50% in 2009 and 2010, and cap them to a maximum of $500,000 Canadian, per person, per year for 2009 and 2010. Nevertheless, in the spirit of full disclosure, it should be noted that 95.90% (representing 433,052,437 shares) of the votes cast by proxy prior to the commencement of the Meeting were directed to be voted AGAINST the proposal and 4.02% (representing 18,133,236  shares) of such votes were directed to be voted FOR the proposal. The total number of common shares directed to be voted as such was 451,185,673 shares.
7. Shareholder Proposal No. 5
A ballot was conducted with respect to the shareholder proposal with respect to independence of compensation committee members and external compensation advisors. Accordingly, the proxies received and ballot cast, the proposal was defeated with the following results:
Votes For — : 43,588,370 (9.66%)
Votes Against — : 407,741,788 (90.34%)
Total Votes Cast — : 451,330,158
8. Shareholder Proposal No. 6
A ballot was conducted with respect to the shareholder proposal with respect to shareholder advisory vote on the executive compensation policy. Accordingly, the proxies received and ballot cast, the proposal was approved with the following results:
Votes For — : 426,906,689 (93.14%)
Votes Against — : 31,425,380 (6.86%)
Total Votes Cast — : 458,332,069
9. Shareholder Proposal No. 7
A ballot was conducted with respect to the shareholder proposal with respect to female representation on boards of directors. Accordingly, the proxies received and ballot cast, the proposal was defeated with the following results:
Votes For — : 35,060,098 (7.76%)
Votes Against — : 416,626,142 (92.24%)
Total Votes Cast — : 451,686,240

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10. Shareholder Proposal No. 8
A ballot was conducted with respect to the shareholder proposal with respect to limit on the number of directorships. Accordingly, the proxies received and ballot cast, the proposal was defeated with the following results:
Votes For — : 22,400,762 (4.96%)
Votes Against — : 429,300,002 (95.04%)
Total Votes Cast — : 451,700,764
Yours truly,
(signed) Alain F. Dussault
Corporate Secretary
BCE Inc.